EXHIBIT 4

TABLE OF TRANSACTIONS

     The Reporting Persons listed below purchased the following shares in the open market since the filing of Amendment No. 3 on Schedule 13D/A (which was filed on December 12, 2006):

Name of Reporting Person	Trade Date	No. of Shares	Price Paid

TPG-Axon Partners, LP	1/23/07	280,000	42.4498
	1/29/07	175,000	42.7339
	1/29/07	9,205	42.7339

TPG-Axon Partners (Offshore), Ltd.	1/23/07	520,000	42.4498
	1/29/07	325,000	42.7339
	1/29/07	17,095	42.7339